SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Enova International, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

29357K103
(CUSIP Number)

R. Douglas Orr Executive Vice President and Chief Financial Officer FirstCash, Inc. 690 East Lamar Boulevard, Suite 400 Arlington, Texas 76011 (817) 460-3947
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS CSH Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,798,491
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,798,491
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock outstanding as of August 2, 2016 by the Issuer on its Form 10-Q filed with the SEC on August 4, 2016.

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS Frontier Merger Sub, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,879,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,636
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock outstanding as of August 2, 2016 by the Issuer on its Form 10-Q filed with the SEC on August 4, 2016.

CUSIP No. 29357K103

1		NAME OF REPORTING PERSONS FirstCash, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,879,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,636
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Based on 33,214,594 of the Issuer’s shares of common stock outstanding as of August 2, 2016 by the Issuer on its Form 10-Q filed with the SEC on August 4, 2016.

CUSIP No. 29357K103

Item 1.    Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.00001 par value (the “Common Stock”), of Enova International, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 175 West Jackson Blvd., Chicago, Illinois 60604.

Item 2.    Identity and Background.

This Schedule 13D is jointly filed by CSH Holdings LLC (“CSH Holdings”), Frontier Merger Sub, LLC (“Frontier”), and FirstCash, Inc. (formerly known as First Cash Financial Services, Inc.) (“FirstCash”, and together with Frontier and CSH Holdings, the “Reporting Persons”). CSH Holdings, a Delaware limited liability company, is a wholly owned subsidiary of Frontier and was formed for the purpose of holding the securities of the Issuer. Frontier, a Texas limited liability company, is a wholly owned subsidiary of FirstCash and was formed for purposes of completing the Merger as described in Item 4 below. FirstCash, a Delaware corporation, is an international operator of retail-based pawn stores and also provides specialty financial services to individuals in the United States. By virtue of these relationships and pursuant to the Securities and Exchange Commission’s (“SEC”) beneficial ownership rules, CSH Holdings, Frontier and FirstCash may be deemed to be members of a group, consisting of the Reporting Persons.

The address of each of the Reporting Persons is 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director or manager of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Frontier, CSH Holdings and FirstCash.

None of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Item 4.     Purpose of Transaction.

Spin-Off

On November 13, 2014, the Issuer was spun off from Cash America International, Inc. (“Cash America”) through a distribution to Cash America’s shareholders of 80% of the outstanding shares of Common Stock. Cash America retained the remaining 20% of the outstanding shares of Common Stock (the “Spin-Off”). Cash America’s shareholders received 0.915 shares of Common Stock for every one share of Cash America common stock held at the close of business November 3, 2014, which was the record date for the distribution.

Included in the shares of Common Stock retained by Cash America were shares of Common Stock that were to be delivered by Cash America to holders of certain outstanding unvested restricted stock units, vested deferred restricted stock units, and unvested deferred restricted stock units that were granted by Cash America prior to the Spin-Off to certain of Cash America’s officers, directors and employees (“Cash America RSUs”) and certain deferred shares payable to Cash America’s directors relating to Cash America’s common stock under its long-term incentive plans (“Cash America Deferred Stock Units”).

Following the Spin-off, the Issuer became an independent, publicly traded company. On February 11, 2016, Cash America and CSH Holdings filed a Schedule 13G with the SEC to report their ownership of the shares of Common Stock after the completion of the Spin-Off.

CUSIP No. 29357K103

On November 12, 2014, and in connection with the Spin-Off, Cash America and the Issuer entered into a Stockholder’s and Registration Rights Agreement (the “Stockholder’s Agreement”) pursuant to which Cash America granted to the Issuer an irrevocable proxy to vote all of the shares of the Common Stock beneficially owned by Cash America in proportion to the votes cast by the Issuer’s other stockholders. As a result, Cash America does not exercise voting power over any of the shares of the Issuer’s common stock that it beneficially owns. This summary is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, which is filed as Exhibit 2 hereto and incorporated by reference herein.

Merger Agreement

On April 28, 2016, First Cash Financial Services, Inc., Cash America and Frontier entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Cash America was to merge with and into Frontier, with Frontier being the surviving entity in the merger and remaining a wholly owned subsidiary of FirstCash (the “Merger”). The Merger was effective as of September 1, 2016, upon the filing of a certificate of merger with the Secretary of State of the State of Texas (the “Effective Time”). As a result of the Merger, Cash America was merged with and into Frontier, with Frontier surviving the Merger. At the Effective Time, each issued and outstanding share of Cash America common stock, par value $0.10 per share, was converted into the right to receive 0.840 shares of common stock, par value $0.01 per share, of First Cash Financial Services, Inc. Additionally at the Effective Time, each Cash America RSU and each Cash America Deferred Stock Unit that was outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive the consideration set forth in the Merger Agreement, which included certain of the shares of Common Stock that had been retained by Cash America in connection with the Spin-Off. Cash America distributed 293,767 shares of Common Stock to holders of Cash America RSUs and Cash America Deferred Stock Units and Cash America withheld 131,145 shares of Common Stock for tax purposes from the shares of Common Stock delivered to the holders of the Cash America RSUs.

Upon the closing of the Merger, the name of First Cash Financial Services, Inc. was changed to “FirstCash, Inc,” and First Cash Financial Services, Inc. and Cash America, and their respective subsidiaries, will operate as a combined company under the name FirstCash, Inc.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

The Reporting Persons hold the shares of Common Stock for investment purposes. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock, except as otherwise disclosed herein, the Reporting Persons intend to continue to review, on an ongoing and continuing basis, its investment in the Issuer, and reserves the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference.

All percentages are based on 33,214,594 of the Issuer’s shares of Common Stock outstanding as of August 2, 2016 by the Issuer on its Form 10-Q filed with the SEC on August 4, 2016.

(a)    The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,879,636 shares of Common Stock, which represents 17.7% of the Issuer’s outstanding Common Stock. CSH Holdings beneficially owns 5,798,491 shares of Common Stock, which represents 17.5% of the Issuer's outstanding Common Stock. Frontier and FirstCash beneficially own 5,879,636 shares of Common Stock, which represents 17.7% of the Issuer's outstanding Common Stock.

(b)    With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

None of the Reporting Persons has the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

None of the Reporting Persons has the shared power to vote or direct the vote of any shares of Common Stock.

CUSIP No. 29357K103

(iii) Sole power to dispose or direct the disposition of:

None of the Reporting Persons has the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

CSH Holdings has the shared power to dispose or to direct the disposition of the 5,798,491 shares of Common Stock it beneficially owns. Frontier and FirstCash have the shared power to dispose or to direct the disposition of the 5,879,636 shares of Common Stock they beneficially own.

(c)    In addition to the transactions described herein, in the past 60 days, the Reporting Persons have effected the following transactions in the shares of Common Stock:

Frontier Merger Sub, LLC

Date	Transaction	Number of Shares	Price
9/7/2016	Sale	30,000	$9.45*
9/8/2016	Sale	15,000	$9.40*
9/9/2016	Sale	5,000	$9.17*
*The price is a weighted average price.

CSH Holdings LLC

Date	Transaction	Number of Shares	Price
9/6/2016	Sale	10,472	$9.69*
9/7/2016	Sale	9,300	$9.46*
9/8/2016	Sale	7,743	$9.41*
9/9/2016	Sale	7,045	$9.07*
*The price is a weighted average price.

(d)    No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 29357K103

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of September 9, 2016, among CSH Holdings LLC, Frontier Merger Sub, LLC and FirstCash, Inc.

Exhibit 2
Stockholder’s and Registration Rights Agreement, dated as of November 19, 2014, between Cash America International, Inc. and Enova International, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cash America International, Inc. on November 19, 2014)

Exhibit 3
Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Cash Financial Services, Inc. on April 29, 2016)

CUSIP No. 29357K103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 9, 2016

CSH HOLDINGS LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Executive Vice President, Secretary and Treasurer

FRONTIER MERGER SUB, LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Secretary

FIRSTCASH, INC.

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Chief Financial Officer and Executive Vice President

CUSIP No. 29357K103

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

CSH HOLDINGS LLC
The manager and executive officers of CSH Holdings LLC are set forth below. The individuals’ business addresses are 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011. All of the individuals set forth below are citizens of the United States.

Manager:	Frontier Merger Sub, LLC

Executive Officers:

Name	Position	Present Principal Occupation or Employment	Employer’s Address
Rick L. Wessel	Chief Executive Officer	Chief Executive Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011
T. Brent Stuart	President	President and Chief Operating Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011
R. Douglas Orr	Executive Vice President, Secretary and Treasurer	Chief Financial Officer and Executive Vice President of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011

FRONTIER MERGER SUB, LLC
The manager and executive officers of Frontier Merger Sub, LLC are set forth below. The individuals’ business addresses are 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011. All of the individuals set forth below are citizens of the United States.
Manager:

Name	Present Principal Occupation or Employment	Employer’s Address
Rick L. Wessel	Chief Executive Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011

Executive Officers:

Name	Position	Present Principal Occupation or Employment	Employer’s Address
T. Brent Stuart	President	President and Chief Operating Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011
R. Douglas Orr	Secretary	Chief Financial Officer and Executive Vice President of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011

CUSIP No. 29357K103

FIRSTCASH, INC.
The directors and executive officers of FirstCash, Inc. are set forth below. The individuals’ business addresses are 690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011. All of the individuals set forth below are citizens of the United States except for Jorge Montano who is a citizen of Mexico. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with FirstCash, Inc.
Directors:

Name	Present Principal Occupation or Employment	Employer’s Address
Daniel E. Berce	President and Chief Executive Officer of General Motors Financial Company, Inc. (formerly AmeriCredit Corp.), a financial services arm of General Motors	300 Renaissance Center Detroit, Michigan 48265
Mikel D. Faulkner	Chief Executive Officer and President of HKN, Inc., an independent energy company.	180 State Street, Ste. 202 Southlake, Texas 76092
Daniel R. Feehan	Former Executive Chairman of Cash America International, Inc.	____
James H. Graves	Managing Director and Partner of Erwin, Graves & Associates, LP, a management consulting firm	2100 McKinney Ave. Suite 900 Dallas, Texas 75201
Jorge Montano	Partner at Guerra Castellanos y Asociados, a Mexico-based public relations and communications firm,	Bosque de Duraznos 55, 44th Floor, Boseques de las Lomas 700, Mexico City
Randel G. Owen	Chief Financial Officer, Chief Operating Officer and Executive Vice President of Envision Healthcare Holdings, Inc., a provider of physician-led healthcare-related services	6363 S. Fiddlers Green Circle, 14th Floor Greenwood Village, Colorado 80111
Rick L. Wessel	Chief Executive Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011

Executive Officers:

Name	Position	Present Principal Occupation or Employment	Employer’s Address
Rick L. Wessel	Chief Executive Officer	Chief Executive Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011
R. Douglas Orr	Chief Financial Officer and Executive Vice President	Chief Financial Officer and Executive Vice President of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011
T. Brent Stuart	President and Chief Operating Officer	President and Chief Operating Officer of FirstCash, Inc.	690 East Lamar Boulevard, Suite 400, Arlington, Texas 76011

CUSIP No. 29357K103

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of September 9, 2016, among CSH Holdings LLC, Frontier Merger Sub, LLC and FirstCash, Inc.

Exhibit 2
Stockholder’s and Registration Rights Agreement, dated as of November 19, 2014, between Cash America International, Inc. and Enova International, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cash America International on November 19, 2014)

Exhibit 3
Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Cash Financial Services, Inc. on April 29, 2016)

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, no par value per share, of Enova International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: September 9, 2016

CSH HOLDINGS LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Executive Vice President, Secretary and Treasurer

FRONTIER MERGER SUB, LLC

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Secretary

FIRSTCASH, INC.

By:	/s/ R. Douglas Orr
Name:	R. Douglas Orr
Title:	Chief Financial Officer and Executive Vice President